UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Harpoon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

41358P106

(CUSIP Number)

Marcus Karia, Group Finance Director

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,608,917 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,608,917 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,917 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

The percentage set forth on the cover sheet is calculated based on 24,638,428 shares of Harpoon Therapeutics, Inc.’s (the “Issuer”) common stock, par value $0.0001 per share (“Common Stock”), outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission (the “Commission”) on November 6 , 2019 (the “Form 10-Q”).

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,608,917 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,608,917 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,917 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	The percentage set forth on the cover sheet is calculated based on 24,638,428 shares of the Issuer’s Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

CUSIP No. 41358P 10 6

1	NAMES OF REPORTING PERSONS Mark Chin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,608,917 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,608,917 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,608,917 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The Reporting Person is an investment director of Arix plc. Arix Ltd., the direct beneficial owner of these securities, is a wholly owned subsidiary of Arix plc.
(2)	The percentage set forth on the cover sheet is calculated based on 24,638,428 shares of the Issuer’s Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Form 10-Q.

This Amendment No. 1 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2019 (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Harpoon Therapeutics, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used by not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraph:

This Amendment No. 1 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions from December 6, 2019 through December 10, 2019, as well as changes caused the issuance of additional Common Stock by the Issuer since the date of the Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following paragraph and by amending Item 5(a), (b) and (c) as follows:

The information reported below is based on a total of 24,638,428 shares of Common Stock outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Commission on November 6, 2019. This Amendment No. 1 is being filed to update the aggregate percentage of Common Stock of the Issuer owned by the Reporting Persons due to sales of the Issuer’s Common Stock by the Reporting Persons in multiple transactions from December 6, 2019 through December 10, 2019, as well as changes caused the issuance of additional Common Stock by the Issuer since the date of the Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D.

(a) Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Arix Plc disclaims beneficial ownership of such securities for all other purposes.

(b) Item 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Mr. Chin, by virtue of his relationship to Arix Plc (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), the securities which Arix Ltd. directly beneficially owns. Mr. Chin disclaims beneficial ownership of such securities for all other purposes.

(c) On December 6, 2019, the Reporting Persons sold 47,752 shares of Common Stock in an open market transaction at a price of $19.1452 per share.

On December 9, 2019, the Reporting Persons sold 26,438 shares of Common Stock in an open market transaction at a price of $18.2987 per share.

On December 9, 2019, the Reporting Persons sold 77,316 shares of Common Stock in an open market transaction at a price of $18.1161 per share.

On December 10, 2019, the Reporting Persons sold 131,696 shares of Common Stock in an open market transaction at a price of $16.9103 per share.

Except as set forth above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2019

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Finance Director

ARIX BIOSCIENCE HOLDINGS LIMITED

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Finance Director

/s/ Mark Chin
Mark Chin